DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR November, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







					FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                      OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 25, 2002

3.    Press Release
      -------------

      November 25, 2002

4.    Summary of Material Change
      --------------------------

      DynaMotive Energy Systems Corp. (Nasdaq:OTCBB: DYMTF), a leading pyrolysis energy systems company, today announced that it has issued a President's Letter to its Shareholders to update existing DynaMotive investors on the current status of the Company, its progress since the change of management in June and the positive outlook for its future.

      This letter is available to other interested parties in DynaMotive's Website information Visit http//: www.DynaMotive.com to download video, audio, text, graphics, and photos on the Company.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A





8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th day of November, 2002


                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)      Richard Lin
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




















DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - November 25, 2002

Multimedia Available: DynaMotive President & CEO issues Letter to
Shareholders

DynaMotive Energy Systems Corp. (Nasdaq:OTCBB: DYMTF), a leading pyrolysis energy systems company, today announced that it has issued a President's Letter to its Shareholders to update existing DynaMotive investors on the current status of the Company, its progress since the change of management in June and the positive outlook for its future.

This letter is available to other interested parties in DynaMotive's Website information Visit http//: www.DynaMotive.com to download video, audio, text, graphics, and photos on the Company.

                                                            November 22, 2002

Dear Fellow Shareholders:
-------------------------

DynaMotive has been relatively quiet in the past few months, and as a result we have received many enquiries from shareholders and industry participants
in regard to our activities and progress.   I would like to assure you that
our relative lack of announcements is not at all synonymous with a lack of activity. On the contrary, the past few months have been productive and have allowed us to establish an improved platform for the commercial exploitation of our technology and know how.

Every aspect of the organization was revisited and changes were made where necessary, with the end result being a significant reduction in overhead structure, reduction in cost of our commercial demonstration program and a leaner company entirely focused on commercial development.

We have simplified our structure and eliminated the need for regional offices, as an example our UK operations have been significantly reduced. Our expansion plans into international markets are now based on independent agency and licensing arrangements. Our approach to value-added services and technology licensing has allowed us to reduce the costs of our project development and technical design and support activities. Our overhead cost base for 2003 is estimated to be under $ 2 million down from an estimated $ 5 million in 2002 and $ 7.5 million in 2001.

DynaMotive has secured support from its major shareholders and has entered into a strategic alliance with Rotch Ltd., a UK based structured finance group. Work with Rotch progresses and we expect to be reporting on a regular basis on our achievements with them.

We reduced our debt burden and continue to do so and as well, reduced the cost of ongoing operations, and focused our R&D programs to high value added areas and accelerated our path to market. We renegotiated with Technology Partnerships Canada our R & D contribution agreement. Through this agreement, a $ 3.75 million loan will be made available to DynaMotive on a matching funds basis towards our demonstration programs.

Our Company has developed its licensing capabilities, and has entered into negotiations with parties in key markets for the licensing of our technology. We have also entered into negotiations with potential agents in the US and in Europe. This approach allows us to leverage our resources further, reduce our market development costs and increase our market reach.

We re-evaluated the cost of demonstrating in the UK and the possibility of achieving the same objectives in our home market. We aim to have a project that is self sustained and financed and in doing so, we will reduce significantly the amount of investment required from DynaMotive and consequently the dilution to shareholders. Our investment needs are expected to be reduced by more than $4,000,000 through this approach.

DynaMotive has resolved to concentrate its commercial efforts primarily in three sectors, namely a) small power and heat applications, b) specialty chemical including resins and food flavorings, and c) treatment of "dirty waste streams" such as sewage sludge. We have focused our partnering and end-user efforts towards forest and agricultural sector companies, power generation companies looking to diversify its green power portfolio and reach remote communities through micro grids or distributive power solutions. Our plans include involving chemical companies looking for an alternative base product for refining, and water utilities looking to develop innovative and value added solutions to sewage treatment. Our objective is to have valuable commercial licensing agreements in place through 2003 in each of these market segments.

All internal systems and information systems have been overhauled to capture and service clients needs faster. We have continued to work with strategic partners to develop the effective delivery of our business model.

We are closer to our objective of being able to effectively compete with hydrocarbon, and biomass based energy solutions and to have the most economical pyrolysis technology in the market place. Our cost per barrel of oil equivalent on an energy basis of installed capacity (feed conditioning and pyrolysis equipment) has been reduced further as a result of our latest technical developments. So have operational and maintenance costs. Our technical team has also concentrated on other key factors in competitiveness,
plant reliability, product yield and quality and manufacturing process.   Key
parameters based on Barrel of Oil equivalent (BOE):

Cost per BOE of installed capacity (1,000 BOE Plant): US$12,500 / BOE per day of installed capacity
Variable cost of processing plus royalties per BOE of production: US$9.58 /
BOE
1 ton of feed = 2.4 BOE.

Service, Tool, Product, Market Drivers and Value Proposition are fundamentals on which we have established our business model. We have reviewed and tested these elements and confirmed their validity. Understanding what we will be able to provide to our customers was key. We defined our Service as the provision of innovative, cost efficient, reliable and sustainable energy solutions to our customers. Our Fast Pyrolysis process was recognized as the Tool we will use to provide solutions. The resultant Products include reduced waste streams, energy commodities (bio oil and char) and environmental benefits that can be translated into green house gas credits. Key Market
Drivers: Biomass Waste Opportunity and Biomass Waste Disposal Regulation and Liabilities, Energy Costs and Energy Security, Environmentalism, Tax and Investment Incentives and mitigation of potential greenhouse gas risks to our customers (helping to achieve reduction quotas). Value Proposition: To our customers: reduced residue disposal costs, lower energy costs and provide energy security, environmental risk mitigation and service. Aligning these factors to our customers needs and wants and establishing our service as the preferred choice is our objective.

As a provider of BioOil production technology, our goals are: to derive royalties on every barrel of BioOil produced through the application of our technology; to generate a steady and increasing stream of revenues through licensing and royalty arrangements based on principles established and accepted by industry players in a similar vein to those of conventional oil and gas exploration and production companies; to reduce our cost of delivery and our time to market; to focus our R&D activities to those areas that would enhance our license value proposition by increasing the product value and establishing new market opportunities and finally, to extend and strengthen the Company's intellectual property protection.

In conclusion, allow me to state that your board and executive management have re-examined every aspect of the Company's business operations and opportunities and we have aligned ourselves to the market reality. We have streamlined operations and reduced costs and investment programs while maintaining our potential. We have secured support from our major shareholders and have entered into new strategic alliances. We have continued to advance technically, we have enhanced our competitive position and most importantly, we have initiated our licensing program. Our fundamentals are strong and the market opportunity is immense.

We thank you for your continued support and encourage you to contact us for further information.

Andrew Kingston
President & CEO
DynaMotive Energy Systems Corp.



For more information on DynaMotive, please call:
Corporate Communications   Tel: (604) 267-6013
Toll Free (in North America):   1-877-863-2268    Fax:  (604) 267-6005
Email: investor@DynaMotive.com                    Website: www.DynaMotive.com
       -----------------------                                 --------------

In Europe, contact:
Antony Robson                                  Managing Director
Tel: (44) (0) 20-7518-9380                     Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson         Chief Operating Officer  DynaMotive Corporation
Tel: (323) 460-4900   Fax:  (323) 465-2617     Email: jacheson@DynaMotive.com
                                                      -----------------------

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the Company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the Company's ability to continue as a going concern; the fact that the Company has not achieved positive cash flows; volatility of the Company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.




				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 26, 2002

3.    Press Release
      -------------

      November 26, 2002

4.    Summary of Material Change
      --------------------------

      VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
      DYMTF announced that DynaMotive's management has reviewed the eligibility criteria for its common shares as qualified investments for Canadian registered retirement savings plans ("RRSPs") and has concluded that the Company's common shares will be qualified investments for any RRSP that acquires the shares before January 1, 2003 provided that the annuitant under the RRSP meets certain personal eligibility requirements under the Income Tax Act (Canada). Management will review eligibility criteria after December 31, 2002 to determine whether DynaMotive's common shares acquired by an RRSP at any time during 2003 would also be qualified investments, subject to the same provisions.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------
      N/A



8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th  day of November, 2002


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




















DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release - November 26, 2002

                   Canadian RRSP Eligibility Update

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) is pleased to announce that DynaMotive's management has reviewed the eligibility criteria for its common shares as qualified investments for Canadian registered retirement savings plans ("RRSPs") and has concluded that the Company's common shares will be qualified investments for any RRSP that acquires the shares before January 1, 2003 provided that the annuitant under the RRSP meets certain personal eligibility requirements under the Income Tax Act (Canada). Management will review eligibility criteria after December 31, 2002 to determine whether DynaMotive's common shares acquired by an RRSP at any time during 2003 would also be qualified investments, subject to the same provisions.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully converted each of these residues, which are available worldwide, into BioOil and char making them a renewable and environmentally friendly oil and char reserve.


For more information on DynaMotive, please call:
Corporate Communications Tel: (604) 267-6013
Toll Free (in North America): 1-877-863-2268   Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                                  Managing Director
Tel: (44) (0) 20-7518-9380                     Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                                  Chief Operating Officer
DynaMotive Corporation                         Tel: (323) 460-4900
Fax:  (323) 465-2617                           Email: jacheson@DynaMotive.com

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the Company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the Company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.